September 11, 2009

Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE	Fushi Copperweld, Inc.
Form 10-Q for the period ended June 30, 2009
File No. 1-33669

Dear Mr. O’Brien:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission on August 26, 2009 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-Q for the period ended June 30, 2009

Note 2 — Summary of Significant Accounting Policies, page 7

Recently issued accounting pronouncements, page 17

1.
The disclosure on page 20 states that the impact of SFAS 167 implementation has not been assessed. Our understanding is that Dalian Fushi is the only entity being consolidated as a VIE and that Dalian Fushi has no operations. We also note that there are no “non-controlling interest” accounts recognized for this VIE. Accordingly, we assume that any deconsolidation of Dalian Fushi would not materially impact the consolidated financial statements. Please tell us whether this understanding is correct. Also, in future filings please provide the disclosures required by paragraph 23 of FIN 46R.

Response:  Dalian Fushi is the only entity being consolidated by Fushi Copperweld, Inc. (the “Company”) as a variable interest entity. It is correct that Dalian Fushi has no operations, however it does holds legal title to certain major fixed assets, such as office building Tower A and Tower B. There are no “non-controlling interest” accounts recognized for Dalian Fushi.  Office building Tower A and Tower B are held with Dalian Fushi in the amounts of approximately $34 million and $13 million, respectively as of June 30, 2009.  Accordingly, relevant deprecation expense is recorded on Dalian Fushi’s books.  As a result, any deconsolidation of Dalian Fushi would have a material impact on Fushi Copperweld’s consolidated financial statements.

We will provide the disclosures required by paragraph 23 of FIN 46R in future filings, which will include:

a. The nature, purpose, size, and activities of the variable interest entity.
b. The carrying amount and classification of consolidated assets that are collateral for the variable interest entity’s obligations.
c. Lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary.

Note 10 — Notes payable, page 32

2.
Please tell us whether the Registrant was in compliance with the HY Notes and Convertible Notes debt covenants disclosed on page 33. This information should also be included in the Form S-3 and in future filings.

Response: In January 2009, the Company defaulted on the loan interest payments by 15 days due under both the HY Notes and the Convertible Notes. The delay in payment was due to a delay in conversion from RMB to USD caused by the tightening controls on the convertibility of RMB to USD by the PRC State Administration for Foreign Exchange, or SAFE.

The defaults on these loan interest payments were resolved, full payment has been made and the Company has been and is now current in its payment obligations.

We will include a statement with respect to the Company’s compliance or, non-compliance, as applicable, with the debt covenants under the Indentures in the Form S-3 and in future filings.

Note 12 - Earnings per share, page36

3.
It does not appear that you have included the 2.2 million common shares in escrow related to the Kuhns settlement agreement as discussed on page 47 in your computation of diluted EPS. Please tell us your consideration of paragraphs 10 and 30 of SFAS 128.

Response: We have considered the dilutive impact of the 2.2 million common shares in escrow related to the Settlement Agreement with Kuhns Brothers, Inc., Kuhns Brothers Securities Corp., and Kuhns Bros. & Co. Inc. (collectively “Kuhns”) dated May 19, 2009 (the “Settlement Agreement”) in our computation of diluted EPS in the table included on page 36.  The table only gives a lump sum amount of the diluted shares.  It does not include the breakdown of the description of each of the amounts included in the lump sum.  The dilutive impact of the 2.2 million shares of common stock is based upon the Current Judgment Amount (as defined in the Settlement Agreement) of approximately $5.6 million at the stock price of $8.27 as of June 30, 2009 and calculated to be approximately 97,000 shares for the six months ended June 30, 2009.

These shares have been placed in escrow with an executed stock power in blank so that these shares may be used to satisfy the judgment as part of the Settlement Agreement, which was set up to ensure our payment of the amounts owed to Kuhns.  Pursuant to SFAS 128 paragraph 10 and 30 b, outstanding common shares that are contingently returnable shall be treated in the same manner as contingently issuable shares. And, if all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive. Those contingently issuable shares shall be included in the denominator of diluted EPS as of the beginning of the period (or as of the date of the contingent stock agreement, if later).

Note:

1. The Judgment was originally $7 million and was reduced by (1) payment to Kuhns on May 21, 2009 of $1,000,000 plus accrued interest of $29,922.61 (the “Escrow Payment”) and (2) the Initial Share Value of $343,084, which was equal to forty percent (40%) of the VWAP for the ten trading days before the Closing Date multiplied by 100,000.

2. For the calculation of the days outstanding of the 2.2M escrow shares if issuable at the beginning of the period (or as of the date of the contingent stock agreement, if later), we used the stock certificate delivery date of 5 June 2009 as the contingent stock agreement date, thus the days outstanding is 26 days.

Management’s Discussion and Analysis, page 48

Overview, page 49

4.
The disclosure on page 51 states that operating cash flows improved by $9.1 million compared to the second quarter of 2008. We understand that the operating cash flows for the second quarter of 2009 were $55.6 million whereas the operating cash flows for the second quarter of 2008 were $11.7 million. Please explain.

Response: Net cash provided by operating activities was $4.5 million for the six months ended June 30, 2009 compared with the net cash used in operating activities of $4.6 million for the six months ended June 30, 2008. Thus, our total net cash inflow from operating activities for the six months ended June 30, 2009 increased by $9.1 million compared to the similar period ended June 30, 2008.  The disclosure on page 51 reflected the six months ended June 30, 2009.

Results of Operations, page 52

5.
Please tell us, and disclose in future filings, the extent to which the “underabsorption of manufacturing overhead” impacted operating income in the US segment. In this regard, it is not clear why this would not have also had an adverse impact on the US segment’s gross margin for the quarter.

Response: When we stated the impact of underabsorption of manufacturing overhead on operating income, we also intended to state its adverse impact on gross margin.

We will disclose in future filings any adverse impact on the US segment’s gross margin for a quarterly period caused by the “underabsorption of manufacturing overhead”.

Liquidity and Capital Resources, page 70

6.
The Schedule I data in Exhibit 99.1 reports that the Registrant (parent) has $143,700 of cash and $18 million of current liabilities. We understand that the parent and its non-PRC subsidiaries also have an additional $4.5 million of debt that could be due to Wells Fargo on or before November 1, 2009. We also understand that an additional $5 million may be payable by November 9, 2009 under the August 13, 2009 Citadel Agreement. Neither the liquidity section of the Form 10-Q, nor the risk factors incorporated into the Form S-3, clearly explain how the parent and its non-PRC subsidiaries can meet their cash requirements over the next 12 months. Given the recurring losses incurred by the parent and non-PRC subsidiaries, the Registrant’s intracompany financing practices are not apparent. Further, the risk factors on pages 14 and 25 of the Form 10-K do not clearly communicate the extent to which currency transfers from the PRC businesses have historically been used to fund the cash requirements of the parent and its non-PRC subsidiaries. For example, the risk factor states that the Registrant relies on dividend payments from its subsidiaries, yet no dividend payments are reflected in the 2008 and 2009 Statements of Cash Flows included in Schedule 1. If no material amount of PRC sourced funds have been transferred to the Registrant, then that fact should be disclosed. Quantify the amount of dividends that the PRC subsidiaries may legally pay as of the latest Balance Sheet date. Further, the disclosure on page 66 of the Form 10-Q about management’s intent not to repatriate foreign earnings should be addressed in the context of expected sources and uses of cash. Please provide all of this information in a risk factor in the Form S-3. The risk factor should also address the recent debt covenant defaults and whether any cross-default provisions have been impacted. These disclosures should also be provided in future Exchange Act filings pursuant to Sections 501.09.b and 501.13.b.1 of the Financial Reporting Codification.

Response: The financial obligations of our parent company have historically been funded by a combination of private placement of debt and equity and cash provided by Fushi International (Dalian) Bimetallic Cable Co., Ltd. (the “PRC subsidiary”). The PRC subsidiary will continue to provide financial support to our parent and non-PRC subsidiaries to meet their cash requirements in the future.

We will disclose financing from the PRC subsidiary to our non-PRC subsidiaries and parent company in future filings.  Intracompany loans from the PRC subsidiary to non-PRC subsidiaries and parent company during 2008 and six months ended June 30, 2009 were $6.1 million and $6.3 million, respectively.

Although historically the PRC subsidiary has not paid dividends to our non-PRC subsidiaries and parent company and does not intend to do so for the foreseeable future, the dividends that our PRC subsidiaries may legally pay and undistributed profit as of June 30, 2009 are approximately $108 million.

We will also disclose in future filings pursuant to Sections 501.09.b and 501.13.b.1 of the Financial Reporting Codification.

We will provide all of this information in a risk factor in the Form S-3 and future Exchange Act filings.  We will also address the debt covenant defaults and whether any cross-default provisions have been impacted.

Risk factors to be included in the Form S-3:

Recently announced tightened controls on the convertibility of RMB into foreign currency have made it more difficult to make payments in U.S. dollars and  fund business and operating activities of our non-PRC subsidiaries outside China.

Substantially all of the cash on our balance sheet are in RMB.  Recently tightened restrictions on currency exchanges has considerably limited our ability to convert our cash in RMB to make payments in U.S. dollars or fund business and operating activities outside China, which has had the most significant impact on our ability to support our Fayetteville subsidiary’s operations.  As of June 30, 2009, our PRC subsidiaries could legally pay approximately $108 million in dividends, although historically our PRC subsidiaries have not paid dividends to our non-PRC subsidiaries and parent company and do not intend to do so for the foreseeable future.  Intracompany loans from Dalian to our non-PRC subsidiaries and parent company during 2008 and six months ended June 30, 2009 was $6.1 million and $6.3 million, respectively.  Historically our Dalian subsidiary has provided financial support to our non-PRC subsidiaries and our parent company to meet their cash requirements by providing intracompany loans to those entities, and we expect that it will continue to do so over the next 12 months, including providing the funds needed to meet our obligations under the Note Purchase Agreement with Citadel in the amount of approximately $6 million and the line of credit with Wells Fargo in the amount of $4.5 million.  Although the PRC government introduced regulations in 1996 to allow greater convertibility of RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of RMB for capital account items, including direct investment and loans, is subject to the approval of the PRC State Administration for Foreign Exchange, or SAFE, and other relevant authorities, and companies are required to open and maintain separate foreign exchange accounts for capital account items. As an example, the new SAFE restrictions caused a delay in our ability to convert and provide intracompany loans to our US subsidiary to pay interest on our outstanding HY Notes and Convertible Notes, which required us to raise capital from outside sources in order to fund working capital for our Fayetteville, TN operations.   We cannot assure you that the Chinese regulatory authorities will not impose new or more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.  Any adverse actions by SAFE could affect our ability to get cash, by means of loans or capital contributions, to our parent company and our non-PRC subsidiaries in order to fund operations and to meet our payment obligations under the Notes Purchase Agreement with Citadel and the Forbearance Agreement with Wells Fargo.  Our failure to meet these obligations under could result in a significant increase as default interest payments under the obligations with Citadel and result in the acceleration of the amounts due to Wells Fargo, which may trigger certain cross-defaults under the HY Notes and Convertible Debentures, including acceleration of the amounts due thereunder.  Any of these consequences could have a material adverse effect on our cash flows.

We are not in compliance with certain financial covenants in our Financing Agreement with Wells Fargo, and may not be able to extend the forbearance period under the Forbearance Agreement with Wells Fargo, which could have a material adverse impact on our Fayetteville operations.

For both quarters ended on June 30, 2009 and March 31, 2009, Copperweld reported a negative fixed charge ratio due to the loss incurred on a rolling 12 months basis, thus Copperweld was in violation of maintaining a fixed charge ratio of at least 1.0 to 1.0. This was the sole violation of the covenants under the terms of the revolving line of credit agreement with Wells Fargo. Pursuant to the financing agreement with Wells Fargo, we had $4.5 million in borrowings outstanding as of June 30, 2009. The default did not result in any cross defaults under our other existing debt, however, on May 6, 2009, Wells Fargo exercised its right to implement the 2% additional default rate of interest effective April 1, 2009 for the covenant violation as of March 31, 2009.  Although Wells Fargo had the right to accelerate the amounts outstanding they did not exercise such right and on August 11, 2009 we entered into a Forbearance Agreement with them which expires on the earlier of October 31, 2009 or an event of default, which includes failure to pay, when due, or within any applicable grace period, interest, principal or fees.  Entering into this agreement is one of several steps we have taken to mitigate our liquidity concerns, however, we can provide no assurance that we will have sufficient resources either in the US or through financing from our PRC subsidiary to fund our cash needs in the future. If we are not in compliance with the covenants under the Financing Agreement or the Forbearance Agreement, Wells Fargo would be entitled to accelerate our outstanding debt, and we may be unable to negotiate another forbearance agreement with them.  If our outstanding debt is accelerated, the payment of the accelerated debt will have a material adverse impact on the working capital and cash flows of our Fayetteville, TN operations.

7.
If a material loss will be recognized due to the August 13, 2009 Citadel Agreement, then that fact should be disclosed in a risk factor in the S-3. We note that certain debt will be redeemed at 200% of face value.

Response: We will not incur a material loss from the redemption of $5 million convertible bonds (“CB”) at a repurchase amount of approximately $10 million, which is 200% of the face value.

On our books, the CB balance as at June 30, 2009 was $12.1 million as shown below:

As of June 30, 2009

CB principle	$5,000,000
CB carrying value (redemption)	729,652
CB carrying value (interest)	65,055
CB derivative liability – conversion option	6,351,413

Total	$12,146,120

Also, the unaudited aggregate CB liability including the related derivative liability marked to market as of August 13, 2009 (the CB repurchase agreement date) is approximately $14.3 million, which is greater than the repurchase price of $10 million. This will result in the Company recognizing a gain instead of loss by redeeming the CB at 200% of face value.

Critical Accounting Policies, page 74

8.
The disclosure on page 75 states that SFAS 131 was adopted in 2009, which is problematic given that it was issued in 1997. Please clarify for us, and disclose in future filings, why such disclosures were not required in prior periods. Also, please disclose the materiality of the UK operations in future filings. Further, please disclose depreciation expense for each segment in future filings as required by paragraph 27e of SFAS 131.

Response: We are engaged in only one business segment, consisting of our bimetallic wire business in China, the US and the UK, which is managed centrally in China by our chief operating decision maker, Chairman and CEO Mr. Fu Li, rather than separately. Furthermore, the nature of our products, services, and production processes at our US and UK facilities, along with the customer base, methods used to distribute products or provide services and the nature of the regulatory environment are nearly identical. Using the same sales force, customer service representatives and distribution channels, our US and UK operations both manufacture and sell engineered bimetallic conductor products with their primary markets being North America and Europe. Although our UK operations do not clad bimetallic product, the finishing and/or secondary equipment and processes required to produce finished bimetallics goods is similar to or equivalent to the finishing and production equipment and processes found at our US operations. Furthermore, our UK operations receive the majority of its raw materials (e.g. initial clad CCS and CCA) directly from our US operation.

Taking into consideration the nature of our operations, as well as the reporting requirements outlined in FAS 131, we started to report our PRC subsidiary operations in a segment classified as PRC and our US and UK operations in a segment classified as US beginning with our Form 10-Q filing for the second quarter of fiscal year 2009.

We will disclose the immateriality of the UK operations and depreciation expense for each segment in future filings.

* * * *

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mitchell S. Nussbaum, of Loeb & Loeb LLP, our legal counsel at (212) 407-4159.

Sincerely,

/s/ Christopher Wenbing Wang

Christopher Wenbing Wang
President